FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

March 14, 2006

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on March 14, 2006 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company has signed an agreement with Pan Pacific Copper Co., Ltd. (“Pan Pacific”) and PPC Canada Enterprises Corp (“PPC Canada”), whereby PPC Canada has agreed to make an offer to acquire all of the issued and outstanding shares of Regalito for a cash payment of US$6.00 per share.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has signed an agreement (the “Support Agreement”) with Pan Pacific Copper Co., Ltd. (“Pan Pacific”), and PPC Canada Enterprises Corp (“PPC Canada”), whereby PPC Canada has agreed to make an offer to acquire all of the issued and outstanding shares of Regalito (the “Shares”) for a cash payment of US$6.00 per share (the “Offer”).

Pan Pacific’s offer:

•

values Regalito at approximately US$137 million on a fully diluted basis;

•

represents a 17% premium to Regalito’s closing price on Monday, March 13, 2006; and

•

represents a 12% premium to Regalito’s average closing price for the month of February 13 – March 13, 2006.

The transaction is to be effected by way of a takeover bid.  The takeover bid circular is to be mailed to shareholders no later than mid-April 2006 and, subject to achievement of a minimum tender condition of 66⅔%, the transaction is expected to close in May 2006.

The Board of Directors of Regalito has unanimously approved the transaction.  A special committee of Regalito’s board of directors has received an opinion from its financial advisor, Bear, Stearns & Co. Inc., that the Offer is fair, from a financial point of view, to the shareholders of Regalito (excluding shareholders who have entered into lock-up agreements with PPC Canada).  The Board of Directors will, in a directors’ circular expected to be mailed concurrently with the take-over bid circular, recommend that shareholders tender their shares in acceptance of the Offer.  Certain officers, directors and major shareholders of Regalito,

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

representing 42% of the shares outstanding on a fully diluted basis, have agreed to enter into lock-up and support agreements with PPC Canada under which they have agreed to tender their shares to the offer and that they will not support any rival offer that represents less than a 5% premium above PPC Canada’s offer.  In the event that the transaction is not completed under certain circumstances, Regalito has agreed to pay Pan Pacific a termination fee of US$4.1 million.

Bear Stearns and ASSET-Chile acted as financial advisors to Regalito.

The following description of the Support Agreement is a summary only. The text of the Support Agreement has been filed on SEDAR and is available at www.sedar.com.

Support Agreement – PPC Canada agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement and to mail the Offer no later than on April 13, 2006, including the condition (the “Minimum Tender Condition”) that at least 66⅔% of the outstanding shares of Regalito (the “Shares”), on a fully-diluted basis and excluding the shares held by PPC and its affiliates, are validly deposited under the Offer and not withdrawn at the expiry time of the Offer.  PPC Canada may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that PPC Canada may not, without the prior consent of Regalito, reduce the consideration per Share, change the form of consideration payable under the Offer (other than to add additional consideration), add to, amend or change any of the Offer terms or conditions in any manner adverse to the Shareholders, modify or waive the Minimum Tender Condition or decrease the number of Shares sought under the Offer.

Representations and Warranties – The Support Agreement contains a number of customary representations and warranties of Regalito and PPC Canada relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer.  The representations and warranties also address various matters relating to the business, operations and properties of the Company and its subsidiary.

 Covenants Regarding Non-Solicitation – The Support Agreement contains certain “nonsolicitation” provisions pursuant to which Regalito agreed that it will not and shall cause its subsidiary not to, directly or indirectly, through any officer, director, employee, investment banker, legal advisor, representative or agent of the Company or its subsidiary: (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing any confidential, non-public information or entering into any form of agreement, arrangement or understanding) the submission or initiation of any inquiries, proposals or offers regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take over bid, sale of all or a material portion of the assets of the Regalito or its subsidiary on a consolidated basis (or any lease, long term supply agreement or other transaction having the same economic effect as a sale of such assets), liquidation, issue or sale of shares or rights or interests therein or thereto or similar transactions involving the Regalito or its subsidiary from any person other than PPC Canada (any of the foregoing inquiries or proposals being referred to in the Support Agreement as an “Acquisition Proposal”); (ii) engage in any negotiations concerning, or provide any confidential information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; (iii) withdraw the board of directors' recommendation of the Offer or change such recommendation in a manner adverse to PPC Canada; or (iv) approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal,

Regalito agreed to immediately cease and cause to be terminated any existing solicitations, encouragements, activities, discussions or negotiations with any parties (other than PPC

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

Canada) with respect to any Acquisition Proposal.  However, nothing in the Support Agreement will prevent Regalito’s Board from considering and accepting a Superior Proposal (as defined below) that might be made by such third party provided it is made in compliance with the provisions of the Support Agreement.

The Support Agreement provides that, notwithstanding the foregoing restrictions, nothing in the Support Agreement will prevent Regalito from considering, engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to Regalito’s shareholders, an unsolicited bona fide written Acquisition Proposal that did not result from a breach of the Support Agreement that the board of directors of Regalito shall have determined, in good faith, after consultation with its outside legal and financial advisors, is reasonably capable of being completed and would, if consummated in accordance with its terms, result in a transaction more favourable, from a financial point of view, to Regalito’s shareholders than the Offer or, if applicable, any amended or new Offer by PPC Canada (any such Acquisition Proposal is referred to in the Support Agreement as a “Superior Proposal”) and the board of directors, after consultation with outside legal advisors, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties.

Nothing in the Support Agreement prevents Regalito’s officers or board of directors from responding within the time and in the manner required by applicable securities laws to any unsolicited takeover bid made by way of offer and takeover bid circular made for the Shares.

Right to Match – Regalito agreed to immediately notify PPC Canada after receipt by Regalito of any Acquisition Proposal or any request for non-public information relating to Regalito or its subsidiary known by Regalito to be in connection with any Acquisition Proposal or for access to the properties, books or records of Regalito of its subsidiary by any person or entity that may be considering making, or that has made, an Acquisition Proposal.  Regalito agreed that if, before the expiry time or termination of the Offer, the board of directors determines that an Acquisition Proposal is a Superior Proposal, Regalito will immediately notify PPC Canada and provide to PPC Canada a copy of the document evidencing that Superior Proposal.

Pursuant to the Support Agreement, Regalito agreed that during the period ending five business days after the later of the date of Regalito giving PPC Canada notice of a Superior Proposal and the date PPC Canada receives a copy of the document evidencing such Superior Proposal, PPC Canada shall have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement.  Regalito’s board of directors will review any proposal by PPC Canada to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties and consistent with the terms of the Support Agreement whether PPC Canada’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

Termination Fee – PPC Canada is entitled to a termination fee of US$4.1 million, if: If at any time after the execution of this Agreement: () the board of directors withdraws or modifies in a manner adverse to PPC Canada any of its recommendations to shareholders relating to the Offer or resolves to do so prior to the expiry time of the Offer; () the board of directors accepts or recommends any Acquisition Proposal or causes Regalito to enter into any agreement related to any Acquisition Proposal; () the board of directors fails to reaffirm its unanimous recommendation that shareholders accept the Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal and having been requested to do so by PPC Canada (or if the Offer is scheduled to expire, prior to the scheduled expiry of the Offer); () the Offer is not completed in accordance with the conditions set out in the Support Agreement as a result of Regalito being in material default of any of its covenants or obligations regarding non-solicitation; () Regalito terminates this Agreement because PPC Canada fails to match a Superior Proposal;

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

or () the Minimum Tender Condition has not been satisfied or waived at the expiry time of the Offer and PPC Canada has not elected to extend the Offer and: () an Acquisition Proposal has been publicly announced by any person (the “Acquisition Proposal Offeror”), other than PPC Canada, prior to the expiry time of the Offer; and () () the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror consummates an Acquisition Proposal on or prior to March 14, 2007; or () Regalito enters into a definitive agreement with respect to an Acquisition Proposal with the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror, prior to the expiration of 270 days following the termination of this Agreement, and thereafter consummates such Acquisition Proposal within 365 days of the termination of the Support Agreement;

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

CEO

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 21st day of March, 2006.

“Signed”

Robert Pirooz CEO